EXHIBIT 12.01
MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Year Ended December 31, 2007

(add 000, except ratio)

EARNINGS:

Earnings before income taxes	$378,580
(Earnings) of less than 50%-owned associated companies, net	(2,748)
Interest Expense*	60,893
Portion of rents representative of an interest factor	22,244

Adjusted Earnings and Fixed Charges	$458,969

FIXED CHARGES:

Interest Expense*	$60,893
Capitalized Interest	3,873
Portion of rents representative of an interest factor	22,244

Total Fixed Charges	$87,010

Ratio of Earnings to Fixed Charges	5.27
*Interest Expense excluded interest expense of $12 related to liabilities accrued under Financial Accounting Standards Board Interpretation Number 48, Accounting for Uncertainty in Income Taxes, An Interpretation of FAS 109.